Exhibit 6.1

Supply and License Agreement

This Supply Agreement (“Agreement”) is entered into as of March 15, 2021 (“Effective Date”), by and between Bar X Farms LLC, a California limited liability company (“Purchaser”), and Humboldt Standard LLC, a California limited liability company (“Supplier”). Supplier and Purchaser are each referred to herein as a “Party” and, collectively, the “Parties.”

RECITALS

1.	Purchaser intends to cultivate Cannabis in Lake County, California, at a property located at 19395 South State Highway 29 Middletown, California 95467 (the “Property”) with pending applications for licensure with the (i) California Department of Food and Agriculture (the “CDFA”) and (ii) Lake County Community Development Department in the State of California, and prior to commencing cultivation will be authorized under applicable California law to cultivate Cannabis;

2.	Supplier is a licensed cannabis plant nursery in Humboldt County, California, that develops and grows young plants for sale to other licensed entities in California. Supplier also researches and develops new strains of cannabis that are proprietary to Suppler. Supplier’s License is attached hereto as Exhibit A. Supplier is an affiliate of Green Matter USA, Inc., a Nevada corporation, based in Sacramento, California.

3.	Supplier desires to supply plants and license the use of its standard operating procedures, trade secrets and know-how (“Humboldt IP”) to Purchaser, and Purchaser desires to purchase plants and license the Humboldt IP from Supplier, on the terms and conditions set forth in this Agreement. For the purposes of this Agreement, Humboldt IP shall not include any actual plants, Clones, genetic code, Strains, tissue cultures, genotype, or phenotype.

NOW, THEREFORE, in consideration of the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 “Applicable Laws” means all federal, state, and local laws, rules, and regulations which govern the conduct of the Parties’ businesses and the Parties’ performance of their respective obligations under this Agreement, including but not limited to the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the BCC’s Regulations, the California Department of Food & Agriculture’s Regulations, the California Department of Public Health’s Regulations, California Safe Drinking Water and Toxic Enforcement Act of 1986, State Mandated Laboratory Testing, and the local jurisdictional rules and regulations in which the Parties operate, but shall not include any U.S. federal law, civil, criminal or otherwise, that is directly or indirectly related to the cultivation, harvesting, production, processing, marketing, distribution, sale, transfer, possession, and/or use of cannabis, marijuana, or related substances, including without limitation, the prohibition on drug trafficking under the Controlled Substances Act (21 U.S.C. section 801, et seq.), the conspiracy statute under 18 U.S.C. section 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. section 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. section 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. section 3, and the federal money laundering statutes under 18 U.S.C. sections 1956, 1957, and 1960, and in each case, any violation of federal law relating thereto, or arising, derived or resulting therefrom.

1.2 “Authorized Representatives or Affiliates” are a Party’s officers, managers, members, officers, general partners or other authorized agents to which a Party provides actual authority to act in its place and on its behalf under this Agreement.

1.3 “Cannabis” shall have the same meaning as set out in the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, as such may be amended from time to time and as outlined in Section 2.

1.4 “Clone” means a young Cannabis plant within one of the classes of plants set forth in Section 2.1.

1.5 “Dispute” is any dispute, controversy, claim, action, cause of action, or suit arising out of or relating in any way to this Agreement or the Parties’ performance hereunder.

1.6 “License or Licenses” is a permit, license, authorization or other official authority or permission granted by local authority, the State of California, or an agency of the State of California consistent with Applicable Laws defined in Section 1.1 of this Agreement.

1.7 “Product” means harvested Cannabis.

1.8 “Strain” is the general term used to refer to each unique type of Cannabis plant varietal. Each Strain has a unique genotype and phenotype. A Cannabis strain is often referred to as a “flavor” and often has one or more specific common names to identify it.

2. PURCHASE AND SALE OF PLANTS. Purchaser agrees to purchase from Supplier, and Supplier agrees to sell to Purchaser, Clones for planting at the Property. The Clones supplied shall come in three basic classes as set forth below, subject to the terms of this Agreement:

2.1 Clone Classes:

(a) Autoflower: A young rooted Clone a few inches tall that is genetically engineered to automatically enter its flower cycle a certain amount of time after rooting.

(b) Baby: A young rooted Clone between 4” and 12” tall and enters its flower cycle naturally, stimulated by external environmental conditions.

(c) Teen: A young rooted Clone that has grown to at least 12” in height and enters its flower cycle naturally stimulated by external environmental conditions.

2.2 Quality: All Clones supplied to Purchaser shall be delivered healthy, free of bugs, mold, mildew, or infection of any sort. The leaves of the Clones shall be predominantly green and the roots shall be predominantly white in color with little to no browning. Clones that are provided will be created from a tissue culture process or cut from a healthy mother plant. All supplied Clones shall meet all quality specifications set forth in this Agreement and the applicable purchase order from Purchaser. Clones will be high quality Strains that are common in the California marketplace, and maintain a high yield and THC content

2.3 Origin: The Clones supplied by Supplier will be sourced from Humboldt Standard’s facility in Humboldt County or another licensed facility in California at the discretion of Supplier.

2.4 Quantity: Supplier agrees to sell to Purchaser Purchaser’s aggregate requirements of Clones ordered by Purchaser for planting on the Property to satisfy Purchaser’s farming and production plan.

2.5 Right to Cultivate, Process, and Sell: Supplier shall not provide any Clones to Purchaser that are proprietary, unless mutually agreed by Supplier and Purchaser pursuant to both a Purchase Order issued by Purchaser a Sales Order issued by Supplier. Clones shall not require a license or any other permission from Supplier or any other party in order for Purchaser to cultivate, clone, breed, crossbreed, save seeds, take clippings, process, sell or commercially exploit the Clones or Product from the Clones. Supplier represents and warrants that Purchaser will be free to commercially exploit the Clones and Product from the Clones, without further obligation to Supplier or any third party, in perpetuity, after title to the Clones transfers to Purchaser.

2.6 Nonexclusive Agreement: Purchaser is not required to purchase a certain quantity of Clones from Supplier, and Purchaser shall not be restricted from ordering and obtaining Clones from any other licensed farm or supplier. Supplier may reject any order from Purchaser for Strains Proprietary to Supplier.

3. DELIVERY & TRANSPORT

3.1 Responsible Party. Supplier shall be responsible for arranging and paying for all costs of transport and delivery of the Clones provided to Purchaser. All Clones shall be delivered by Supplier to the Property. All transport arranged by Supplier shall be done in accordance with all Applicable Laws.

3.2 Title. Title for the Clones shall automatically pass from Supplier to Purchaser only upon delivery and after inspection by Purchaser as provided herein. The inspection shall be performed within six (6) hours of delivery. Unless Purchaser notifies Supplier within six (6) hours of delivery that certain or all Clones delivered are not acceptable to Purchaser, title shall automatically pass to Purchaser six (6) hours after deliver from Supplier. Supplier shall bear the cost of any loss that occurs to the Clones prior to title transferring from Supplier to Purchaser. Supplier shall retain title to any Clones rejected by Purchaser if that rejection occurs within six (6) hours of delivery to Purchaser.

3.3 Continual Status Updates. Supplier shall continually notify Purchaser as to its delivery schedule and order status so that Purchaser can be properly prepared to receive Clones delivered by Supplier. Supplier shall not deliver Clones to Purchaser without the prior consent of Purchaser.

4. PURCHASE PRICE, TAXES, TERMS & OTHER COSTS

4.1 Purchase Price. The “Purchase Price” for the Clones is as follows, determined based upon the height of Clones immediately before delivery:

(a) Autoflower: $1.00 - $1.25 each

(b) Baby: $5.00 - $8.00 each

(c) Teen: $9.00 - $12.00 each

4.2 Payment Terms.

(a) Purchaser shall pay to Supplier a deposit equal to thirty percent (30%) of the Purchase Price of ordered Clones within thirty (30) days of placing a Clone order with Supplier. If an order is increased, then the due date for any proportional increase in the deposit shall be thirty (30) days from the date of the modification. If an order is decreased, then Supplier shall refund the proportionate amount of the 30% deposit within ten (10) days from the date of the modification. Supplier shall ensure that the height and classes of delivered Clones match Purchaser’s order.

(b) Purchaser shall pay Supplier the balance owed for any order within fifteen (15) days from the delivery date.

4.3 List of Available Strains. Upon request, Supplier shall remit to Purchaser the list of Strains it has available in its current Strain library, its respective price per Clone, and with any Strain that is proprietary to Supplier clearly marked as such on the list. Any list of available Strains shall automatically expire thirty (30) days after receipt from Supplier, unless stated otherwise on the List.

4.4 Purchase Order. Purchaser may place an order with Supplier by issuing a purchase order to Supplier ninety (90) days prior to its requested delivery date. Supplier shall be under no obligation to fulfill orders with a requested delivery date sooner that ninety (90) days from date of the order. Each purchase order from Supplier shall identify:

(a) Strain

(b) Class of Clone

(c) Quantity

(d) Requested Delivery Date

4.5 Sales Order. Within seven (7) days of receipt of a Purchase Order from Purchaser, Supplier shall issue a Sales Order to Purchaser acknowledging receipt of the Purchase Order, indicating acceptance of all or part of the order, with explanations for the portions of an order that are not accepted by Supplier, and containing any other material terms pertinent to the Strains selected by Purchaser. Purchaser shall have seven (7) days to reject the Sales Order issued by Supplier; if rejected by Purchaser, the corresponding Purchase Order shall be deemed withdrawn by Purchaser and void.

4.6 Delivery Date. Supplier shall deliver the ordered Clones within five (5) days of the Requested Delivery Date. If Supplier is unable to fulfill an order, Supplier shall notify Purchaser within five (5) days of determining its inability. Supplier shall not deliver more than 20,000 Clones on a single day unless otherwise agreed to or requested by Purchaser. Likewise, Supplier shall not be required to deliver more than 20,000 Clones on any given day. Deliveries shall not be required to be made or received on Sundays or national holidays.

4.7 Invoice Disputes. Purchaser shall notify Supplier in writing of any dispute with any invoice (along with substantiating documentation and a reasonably detailed description of the dispute). Purchaser shall pay all undisputed amounts due under such invoices within the period set forth in Section 4.2. The Parties shall seek to resolve any invoice disputes expeditiously and in good faith in accordance with the dispute resolution provisions set forth herein. Notwithstanding anything to the contrary, the Parties shall continue performing their obligations under this Agreement during any such dispute, including Purchaser's obligation to pay all due and undisputed invoice amounts in accordance with the terms of this Agreement.

4.8 Late Payments. Except for invoiced payments that Purchaser has successfully disputed, Purchaser shall pay interest on all late payments (whether during the Term or after the expiration or earlier termination of the Term), calculated daily and compounded monthly, at the lesser of the rate of 1% per month or the highest rate permissible under applicable Law. Purchaser shall also reimburse Supplier for all reasonable costs incurred by Supplier in collecting any late payments, including attorneys' fees and court costs. In addition to all other remedies available under this Agreement or at Law (which Supplier does not waive by the exercise of any rights under this Agreement), if Purchaser fails to pay any amounts when due under this Agreement, Supplier may (a) suspend the delivery of any Product, or (b) terminate this Agreement.

4.9 Most Favored Customer. Purchaser shall not at any time sell Clones to a different buyer at prices below those stated in this Agreement. If Purchaser offers or charges a different buyer a lower price for Clones, Supplier shall immediately and retroactive apply such lower price for the Clones under this Agreement. The Pricing for Clones set forth in this Section 4 shall automatically be adjusted down to match any lower price offered by Supplier to any other buyer.

5. TERM AND EXPIRATION OR TERMINATION

5.1 Term. The Term of this Agreement shall commence on the Effective Date and shall continue in full force until October 1, 2022.

5.2 Termination by Purchaser. Purchaser may unilaterally terminate this Agreement with a ninety (90) day written notice to Supplier. In the event of a termination under this Section 5.2, Supplier shall deliver, and Purchaser shall receive, any orders already made under this Agreement prior to the termination notice issued to Supplier by Purchaser.

5.3 Termination for Cause. This Agreement may be terminated on written notice:

(a) By Supplier, if Purchaser fails to pay any amount when due hereunder (subject to notice to Purchaser by Supplier that Supplier believes Purchaser has breached a payment obligation and Purchaser’s reasonable opportunity to dispute and, if applicable, cure);

(b) by Purchaser, if Supplier fails to deliver Product in accordance with the terms and conditions of this Agreement;

(c) by either Party, if any regulatory authority suspends or terminates the other Party’s License, permit, certificate, or registration to engage in the commercial cannabis activities contemplated hereby or otherwise terminates such Party’s legal authority to perform under this Agreement;

(d) by either Party, if the other Party materially breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by the breaching Party within thirty (30) days after receipt of written notice of such breach;

(e) by either Party, upon the occurrence of a Force Majeure Event that lasts longer than thirty (30) days;

(f) by either Party, if the other Party (i) is insolvent, (ii) files a voluntary petition for bankruptcy, insolvency or similar relief, (iii) has a petition for involuntary bankruptcy filed against it that remains un-dismissed after ninety (90) days, (iv) makes or seeks to make a general assignment for the benefit of its creditors, or (v) applies for, or consents to, the appointment of a trustee, receiver, or custodian for a substantial part of its property or business.

5.4 Effect of Expiration or Termination. The expiration or termination of this Agreement, for any reason, shall not release either Party from any obligation or liability to the other Party that: (a) has already accrued hereunder (including without limitation, Supplier’s obligations to transport the Cannabis in the amounts and the quantity described in Section 2 hereof); (b) comes into effect due to the expiration or termination of this Agreement; or (c) otherwise survives the expiration or termination of this Agreement.

5.5 Force Majeure and Disaster Recovery. The Parties shall be excused for reasonable unavoidable delays in performance or failure to perform any of its obligations hereunder, not to exceed thirty (30) days, if such unavoidable delay or failure is caused by reason of labor disputes, related governmental orders or regulations, strikes, pandemics, fire, flood, severe accidents, civil disturbances, war, terrorism (including bio-terrorism), acts of God, theft, and like causes that are out of the control of Supplier (each, a “Force Majeure Event”). In the event of a Force Majeure Event, either Party has five (5) days to provide written notice to the other Party of the Force Majeure Event, wherein the noticing Party shall describe in reasonable detail the nature of the Force Majeure Event, any steps the noticing Party is taking to mitigate the Force Majeure Event, and when the noticing Party reasonably expects the Force Majeure Event to conclude. During the period of a Force Majeure Event, Supplier and Purchaser shall be permitted to source Cannabis from other Licensed cultivators and/or distributors to reasonably meet their obligations, and the required Minimum Quantity identified in Section 2.3 of this Agreement shall be correspondingly reduced. Once the Force Majeure Event concludes, the Parties shall resume their respective obligations under this Agreement.

5.6 Survival. Sections 1, 3, 4, 5, and 6-12 shall survive any termination or expiration of this Agreement.

6. LIVE PLANT GUARANTEE

6.1 Supplier shall guarantee the health and survival of all Clones delivered to Purchaser for a period fifteen (15) days from the date of delivery (the “Guarantee Period”). Purchaser shall notify Supplier within three (3) business days of any Clones that are unhealthy or dead, identifying the quantity and Strain of such Clones. If Purchaser notifies Supplier about a Clone’s unhealthiness or death within the Guarantee Period, then Supplier shall, at Purchaser’s option:

(a) Replace the affected Clones with Clones of similar quality and age within fifteen (15) days of receiving notice from the Purchaser; OR

(b) Reimburse Purchaser the original sale amount of the affected Clones that are not timely replaced in accordance with this Section 6.

7. RIGHTS AND OBLIGATIONS RELATED TO HUMBOLDT IP

7.1 License of Humboldt IP. Supplier hereby grants to Purchase a perpetual, irrevocable, limited non-exclusive, non-transferable, non-sublicensable right and license to use the certain Humboldt IP in connection with its business as it relates to standard operating procedures, trade secrets and know-how, only. The licensed Humboldt IP granted in this Agreement shall not include any actual plants, Clones, genetic code, Strains, tissue cultures, genotype, or phenotype.

7.2 Limitations. The limited license granted by Section 7.1 (i) may not be transferred or sublicensed by Purchaser; (ii) does not create any rights of ownership on the part of Purchaser (all rights of ownership being retained by Supplier); and (iii) covers the Humboldt IP in existence as of the Effective Date and any Intellectual Property derivative thereof developed by or for either of Supplier or Purchaser during the Term. Neither Purchaser nor any Affiliate of Purchaser shall intentionally create or assist any other Person (other than Supplier) in creating any intellectual property derivative of the Humboldt IP.

7.3 Developments. All right, title and interest in respect of any materials, video recordings, photographs, audio recordings, writings, inventions, modifications, discoveries, designs, developments, improvements, processes, software programs, works of authorship, documentation, formulas, data, techniques, know-how, secrets, or intellectual property rights related to the cultivation techniques, or any interest therein (whether or not patentable or registrable under copyright or similar statutes or subject to analogous protection) (the “Cultivation SOPs”) which come into existence in the course of Supplier’s involvement with the Cultivation SOP’s (the “Developments”) shall vest in and remain solely and exclusively with Supplier or such other entity as Supplier may designate, and shall be subject to the terms hereof. All such Developments shall be subject to the license granted by this Agreement as defined in Section 7.1, and the license of such Developments shall survive the termination or expiration of this Agreement.

7.4 Ownership. Purchaser shall promptly notify Supplier of any Development which may come into existence. Purchaser hereby assigns to Supplier or to Supplier’s designee, all right, title and interest of Purchaser in any Development. Purchaser will assist Supplier, to the extent necessary, in filing intellectual property registrations or applications for Developments and in connection with otherwise protecting Supplier’s ownership thereof, and shall execute and deliver all documents, instruments and agreements, including the formal execution of necessary assignments, and do all things necessary or proper (or otherwise reasonably required by Supplier), to the extent lawfully permitted, in order to enable Supplier to obtain and enforce full and exclusive title to all Developments.

7.5 Retained Rights. Ownership of Humboldt IP shall at all times remain with Supplier, regardless of who may be deemed to have created or authored such Supplier IP, or who may be the owner of the tangible media in or on which the underlying Humboldt IP may be copied, or otherwise fixed. Nothing in this Agreement or in the conduct of the Parties shall be interpreted as preventing Supplier from using Humboldt IP or granting to any other person a license for use of Humboldt IP. Except as expressly provided elsewhere in this Agreement, neither Party will be deemed to have been granted any license or other rights to the other Party’s intellectual property, by implication, estoppel or otherwise. Purchaser acknowledges and agrees that any intellectual property, made by, or on behalf of, Purchaser in connection with Purchaser’s performance of its obligations hereunder to Supplier, shall be owned exclusively by Supplier, as a “work made for hire”, and to the extent that Supplier retains any rights therein, Purchaser hereby irrevocably assigns all right, title and interest therein to Supplier. All such Developments shall be deemed to be Humboldt IP subject to the license granted by this Agreement, and the license of such Developments shall survive the termination or expiration of this Agreement.

7.6 No Challenge. All rights in and to Humboldt IP (including the goodwill related thereto) shall remain vested in Supplier both during the Term and thereafter. Purchaser shall not take any action or fail to take any action, or knowingly permit any other Person to take any action that could reasonably be expected to deprive Supplier of any of Supplier’s rights in Humboldt IP, or any goodwill associated therewith, including (without limitation) the following:

(a) asserting that Purchaser has any rights in Humboldt IP other than those expressly granted pursuant to this Agreement;

(b) challenging the validity of Supplier’s rights in and to Humboldt IP or any application for registration thereof in any jurisdiction;

(c) taking any action that will, in any way, diminish, alter or adversely affect Supplier’s rights in Humboldt IP or the reputation of Supplier, or otherwise damage the goodwill attached to Humboldt IP;

(d) granting or attempting to perfect through a filing or recording of a lien a security interest in or encumbrance on any of Humboldt IP (or any intellectual property that is potentially Derivative of any Humboldt IP);

(e) reverse engineering or otherwise attempt to reproduce Humboldt IP other than solely as authorized by this Agreement or in writing by Supplier;

(f) execute any agreement, contract, registration or any document that indicates or implies that it owns or has an ownership interest in Humboldt IP.

8. INDEMNIFICATION

Except as otherwise set forth herein, each Party (the applicable indemnifying party, the “Indemnitor”) shall indemnify, defend, and hold harmless the other Party, its affiliates, and their respective owners, partners, shareholders, members, directors, officers, managers, employees, consultants, agents, successors, and assigns (each, an “Indemnified Party”) from and against any Loss suffered or incurred by any Indemnified Party to the extent arising out of or resulting from (a) any inaccuracy of any representation or warranty of the Indemnitor contained in this Agreement, (b) each Party’s compliance with Applicable Law; or (c) any breach or default by Indemnitor of any covenant or agreement of such Indemnitor contained in this Agreement.

9. REPRESENTATIONS AND WARRANTIES.

8.1 Each Party represents and warrants to the other Party that:

(a) it is duly organized, validly existing and in good standing as a limited liability company, corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation or organization;

(b) it has the full right, power, and authority to enter into this Agreement, to grant the rights and licenses granted hereunder and to perform its obligations hereunder;

(c) the execution of this Agreement by its Authorized Representative whose signature is set forth below has been duly authorized by all necessary corporate or other entity action of the Party;

(d) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

(e) the execution, delivery and performance of this Agreement will not violate, conflict with, require consent under or result in any breach or default under (i) any of such Party’s organizational documents, (ii) any applicable law or (iii) with or without notice or lapse of time or both, the provisions of any material contract or agreement to which it is a party;

(f) it is not insolvent and is paying all of its debts as they become due; and

(g) it and its designees have or, in the case of Supplier, will have or have use of all Licenses, permits, certifications, authorizations or registrations pursuant to all Applicable Laws which are necessary to engage in the commercial cannabis activities contemplated under this Agreement in compliance with applicable state and local law. Each Party and its designees shall maintain all such Licenses, permits, certifications, authorizations or registrations for the duration of the Term. If a regulatory authority suspends or terminates a Party’s License, permit, certification, authorization or registration for any reason, that Party must immediately notify the other Party in writing. Such suspension or termination of a Party’s License, permit, certificate, or registration is grounds for immediate termination of this Agreement.

9.2 Supplier represents and warrants to Purchaser that all Product:

(a) conforms to the specifications set forth in Sections 2.1, 2.2, 2.4, and 6.1; and

(b) will be conveyed with good title, free and clear of all liens, security interests, or other encumbrances.

9.3 Intellectual Property. Supplier represents and warrants that Supplier has or shall have all necessary right or authority to utilize the intellectual property relating to any Strain or varietal of Clone or Product produced at the Farm by Purchaser from the Clones, and that Purchaser shall have the right to re-sell such Product or Clone without infringement on the intellectual property rights of any third parties. Suppler represents and warrants that the license of the Humboldt IP by Supplier to Purchaser hereunder, and the use of the Humboldt IP by Purchaser, does not and will not infringe on the rights of any third parties.

10. NOTICES

10.1 Writing. Any notice, demand, or other communication required to be given under the terms of this Agreement shall be given in writing and delivered to the other party by hand of by first-class, fully pre-paid certified or registered mail, nationally recognized overnight courier service or email. Delivery shall be deemed made immediately upon hand delivery or three (3) days after deposit in the U.S. mail, the day after delivery to a nationally recognized overnight courier service for next-day delivery, or upon receipt by email. Notice shall be given to the following addresses:

Supplier:

Humboldt Standard LLC

c/o Cheyenne Pesko

8430 Rovana Cir.

Sacramento, CA 95828

Email: Cpesko@greenmatter.com

Purchaser:

Bar X Farms LLC

20333 S. HWY 29

Middletown, CA 95146

Email: james@trianglecanna.com

Party to this Agreement may change the address for purposes of this section by giving written notice of the change to the other party in the manner provided in this Section.

11. DISPUTE RESOLUTION/GOVERNING LAW

11.1 Negotiation & Mediation. Purchaser and Supplier shall attempt in good faith through informal negotiations to resolve all Disputes arising out of this Agreement. Should such negotiations fail, the parties shall endeavor to resolve the Dispute by mandatory mediation which, unless the parties mutually agree otherwise, shall be administered by either the American Arbitration Association (the “AAA”) or JAMS. A request for mediation shall be made in writing, delivered to the other Party, and filed with the person or entity administering the mediation. The request may be made concurrently with the filing of binding dispute resolution proceedings but, in such event, mediation shall proceed in advance of the binding dispute resolution proceedings, which shall be stayed pending mediation for a period of 60 days from the date of filing, unless stayed for a longer period by agreement of the parties or court order. If an arbitration is stayed pursuant to this Section 10.1, the Parties may nonetheless proceed to the selection of the arbitrators and agree upon a schedule for later proceedings.

11.2 Arbitration. The Parties expressly agree that any Dispute that is not settled by informal negotiations by the Parties or mediation shall be resolved by binding arbitration in accordance with the following provisions. Either Party may demand in writing such arbitration by sending a notice to arbitrate to the other Party and to either the AAA or JAMS, which shall administer the arbitration under its Commercial Arbitration Rules then in effect. In no event may any demand for arbitration be filed after the running of any applicable statute of limitation. The arbitration shall be held in Sacramento County, California. This agreement to arbitrate shall be specifically enforceable in any court of competent jurisdiction. The arbitrator shall be selected by the Commercial Arbitration Rules of the AAA or JAMS, as the case may be. The arbitrator shall be governed by the express terms of this Agreement and the laws of the State of California. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant hereto. Notwithstanding any provision hereof, any applicable law or public policy considerations, including without limitation any possible illegality or unenforceability of this Agreement or any portion hereof due to the subject matter hereof, the arbitrators shall interpret this Agreement giving full effect to the terms and provisions hereof. Any award or portion thereof, whether preliminary or final, shall be in writing, signed by the arbitrator, and shall state the reasons upon which the award or portion thereof is based. The award rendered by the arbitrator shall be final and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction in the State of California. The Parties and arbitrator shall treat all aspects of the arbitration proceedings, including discovery, testimony, other evidence, briefs, and the award, as strictly confidential, not subject to disclosure to any third party or entity, other than to the Parties, the arbitrator, and the AAA or JAMS, as the case may be. These arbitration provisions shall survive the termination or expiration of this Agreement.

12. CONFIDENTIALITY

This Agreement, its terms, conditions, substance of discussions between the Parties, all documentation related to this Agreement, including, but not limited to, pricing, discounts, sales education materials, point of sale data, and any other information exchanged between the Parties that relates to this Agreement represent a legitimate business interest and shall be held in confidence and given at least the same protections and due care by each Party as that Party gives its other confidential information, and in all cases no less than a reasonable standard of care. The foregoing confidentiality obligations will not apply to any information that: (i) was, at the time of disclosure by a Party, published or in the public domain through no fault of the recipient; (ii) after disclosure by a Party, is published or otherwise in the public domain through no fault of the recipient; (iii) was in the possession of the recipient at the time of disclosure to it without being subject to any obligation of confidentiality; (iv) was received after disclosure from a third party who, to recipient’s knowledge, had a lawful right to disclose such information to it; (v) was independently developed by the recipient without reference to the confidential information; (vi) was required to be disclosed to any regulatory body having jurisdiction over a party or any of their respective clients; or (vii) that disclosure is necessary by reason of legal, accounting, or regulatory requirements beyond the reasonable control of the recipient. In the event that a Party is requested pursuant to or advised by its legal counsel that it is required by applicable law, regulation or legal process, to disclose any of the other Party’s confidential information or trade secrets, including this Agreement, that party will notify the other Party promptly so that the Parties together may object to such disclosure and seek an appropriate protective order(s) or other appropriate remedy enforceable under federal or state law. Notwithstanding the foregoing, the Parties understand and accept that Supplier may have certain reporting or disclosure requirements to or under the regulations of the U.S. Securities and Exchange Commission, state securities regulators and the exchanges or securities markets on which securities of an affiliate of Supplier may trade, and any such disclosures shall not be deemed of a breach of confidentiality under this Section.

13. MISCELLANEOUS

13.1 Relationship of Parties. The relationship between the Parties is solely that of vendor and vendee, and they are independent contracting parties. Nothing in this Agreement creates any agency, joint venture, partnership or other form of joint enterprise, employment or fiduciary relationship between the Parties. Neither Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.

13.2 Cooperation. The Parties, their officers, directors, employees, agents, and contractors hereby agree to cooperate and respond promptly to the other, the BCC, the CDFA, local regulatory agencies, and administrative law judges regarding any requests for information from any state or local regulatory body regarding the activities that are the subject matter of this Agreement.

13.3 Further Assurances. On a Party’s reasonable request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to this Agreement. Purchaser acknowledges and agrees that, from time to time, Supplier may request Purchaser to provide assistance in preparing certain filings and disclosures mandated by law. Such filings may require Purchaser to provide Supplier with a signature or other assistance in connection with the foregoing. In addition, where applicable, Purchaser agrees to share with Supplier its sales data related to all Product purchased from Supplier, upon reasonable request by Supplier.

13.4 Interpretation; Severability. Whenever possible, each part of this Agreement shall be interpreted as effective and valid. If any of this Agreement is found invalid, illegal, or unenforceable in the State of California, the invalidity, illegality, or unenforceability shall not affect any other part of this Agreement within the State of California, and this Agreement shall be enforced as if this Agreement never contained the invalid, illegal, or unenforceable part. Notwithstanding any provision hereof, any applicable law or public policy considerations, including without limitation any possible illegality or unenforceability of this Agreement or any portion hereof due to the subject matter hereof, this Agreement shall be interpreted giving full effect to the terms and provisions hereof to the maximum extent originally intended. If provisions in this Agreement conflict with provisions in an Exhibit, the provisions of this Agreement control, unless the Exhibit expressly states that it will control.

13.5 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided, that Supplier may assign its rights and obligations hereunder to any affiliate or subsidiary thereof, and each of Supplier and Purchaser may assign its rights and obligations hereunder to any person or entity that succeeds to its business or assets of Supplier by merger, consolidation or sale of all or substantially all the assets of Supplier; and subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. .

13.6 Amendment. This Agreement may not be modified or amended except by an instrument in writing signed by both Parties.

13.7 Waiver. No waiver will be binding on a party unless it is in writing and signed by the Party making the waiver or the Party’s Authorized Representative. Any waiver by either Party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of, or consent to, any subsequent breach of this Agreement.

13.8 Attorneys’ Fees. In the event any action or proceeding is taken or brought by either Party concerning this Agreement, the prevailing Party shall be entitled to recover its reasonable attorneys’ fees and costs incurred.

13.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one single agreement between the Parties. A Party’s facsimile or electronic signature to this Agreement delivered to the other Party shall be sufficient to bind such Party to this Agreement.

13.10 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their successors and assigns. This Agreement may not be assigned by a Party without the prior written consent of the other Party.

13.11 Entire Agreement. This Agreement, including the Exhibits hereto constitutes the entire agreement between the Parties concerning the subject matter herein, and supersedes all earlier and contemporaneous written or oral agreements and understandings about such subject matter.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the Effective Date.

Humboldt Standard LLC	Bar X Farms LLC
By: /s/ Josiah Spohn Name: Josiah Spohn Title: Manager	By: /s/ Jedediah Morris Name: Jedediah Morris Title: Manager, Bar X Farms, LLC